Exhibit 99.1

Stellantis Makes New Appointments to the Leadership Team As It Pursues Its Path to Recovery

AMSTERDAM, October 8, 2025 – Building on the positive momentum established in recent months and ahead of the upcoming 2026 presentation of its updated strategy, Stellantis N.V. today announces the following new appointments to its Stellantis Leadership Team (SLT).

Emanuele Cappellano is appointed Head of Enlarged Europe and European Brands, in addition to his current role leading Stellantis Pro One. Jean-Philippe Imparato will now focus full-time on driving performance improvements at Maserati, as CEO, and Stellantis & You, reporting to Cappellano.

Herlander Zola, currently Head of Commercial Operations Brazil and South America Light Commercial Vehicles, is appointed Head of the South America region, succeeding Cappellano.

Samir Cherfan joins the SLT, maintaining his responsibilities as Head of Middle East & Africa and Micromobility.

Grégoire Olivier, currently Head of China Strategy, is appointed Head of the China and Asia-Pacific region and SLT member.

Francesco Ciancia will rejoin Stellantis from Mercedes-Benz as Global Head of Manufacturing on November 1 (click here for the dedicated announcement). On that date, Arnaud Deboeuf will leave the Company to pursue other opportunities.

Ralph Gilles joins the SLT as Global Head of Design.

Philippe de Rovira, formerly Head of the joint Asia-Pacific, Middle East and Africa region, leaves Stellantis to pursue new career endeavors, as made public in July.

“With these new appointments we are promoting exceptional talent from inside and out to leadership roles as we prepare our business for future success. We are also sharpening our regional focus by allocating specific responsibility for our Asia-Pacific and Middle East & Africa organizations at the SLT level,” said CEO Antonio Filosa.
“We are delighted we will continue to benefit from Jean-Philippe’s expertise in his new role. Our thanks go to Arnaud and Philippe for their contributions over the years and we wish them the best in their future endeavors,” added Filosa.

Below is the updated composition of the Stellantis Leadership Team (SLT):

Antonio Filosa, CEO and North America & American Brands.

Emanuele Cappellano, Enlarged Europe, European Brands & Stellantis Pro One.

Herlander Zola, South America.

Samir Cherfan, Middle East & Africa and Micromobility.

Grégoire Olivier, China and Asia-Pacific.

Davide Mele, Product Planning.

Ned Curic, Product Development & Technology.

Sébastien Jacquet, Quality.

Monica Genovese, Purchasing.

Scott Thiele, Supply Chain.

Francesco Ciancia, Manufacturing (starting on November 1st).

Joao Laranjo, Chief Financial Officer.

Xavier Chéreau, Human Resources.

Clara Ingen-Housz, Corporate Affairs & Communications.

Ralph Gilles, Design.

Biographies and photos of the SLT members are available at: https://www.stellantis.com/en/company/governance/stellantis-leadership-team

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com